Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Roth CH Acquisition IV Co. on Amendment No. 1 to Form S-4 (File No. 333-269095) of our report dated April 7, 2022 (which includes an explanatory paragraph as to the Roth CH Acquisition IV Co’s ability to continue as a going concern), with respect to our audits of the financial statements of Roth CH Acquisition IV Co. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

February 13, 2023